Exhibit 21.1
Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Intersections Health Services, Inc.	Delaware
Intersections Insurance Services, Inc.	Illinois
Intersections Business Services, LLC	Delaware
Screening International Holdings, LLC	Delaware
Screening International, LLC	Delaware
American Background Information Services, Inc.	Virginia
Control Risks Screening, Ltd.	United Kingdom
Control Risks Screening (S) Pte Ltd.	Singapore
Captira Analytical, LLC	Delaware
Net Enforcers, Inc.	Florida